Via Facsimile and U.S. Mail
Mail Stop 6010

April 9, 2008

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, Canada   M5J 2G2

Re: Generex Biotechnology Corporation
Form 10-K for the Year Ended July 31, 2007
Filed October 15, 2007
File No. 000-25169

Dear Ms. Perri:

We have completed our review of your Forms 10-K and have no further
comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief